June 25, 2025

Kun Dai
Chief Executive Officer
Uxin Limited
21/F, Donghuang Building
No. 16 Guangshun South Avenue
Chaoyang District, Beijing 100102
People   s Republic of China

       Re: Uxin Limited
           Amendment No. 3 to Registration Statement on Form F-3
           Filed May 30, 2025
           File No. 333-268111
Dear Kun Dai:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 5, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-3 filed May 30, 2025 Cover Page

1. We note your revised disclosure here and on page 9 regarding the Holding Foreign
       Companies Accountable Act, including that "[o]n December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of
       PCAOB-registered public accounting firms headquartered in mainland China and
       Hong Kong in 2022. Accordingly, the PCAOB vacated its previous 2021 Determinations. As a result, we were not at risk of having our securities subject to a
       trading prohibition under the HFCAA unless a new determination is made by the
       PCAOB." However, we note that your auditor, PricewaterhouseCoopers Zhong Tian
 June 25, 2025
Page 2

       LLP, received a six-month suspension by the PCAOB, which was lifted in March
       2025. Please revise to acknowledge the suspension and explain its impact on you, your securities, and your business. Include risk factor disclosure, as applicable.
Risk Factors
Risks Related to Doing Business in China
We are required to complete the filing procedure with the CSRC in connection with an offering made pursuant to this prospectus . . ., page 17

2. We note your response to prior comment 1 and we reissue it. Your revised disclosure reflects that you "are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection in all material respects."
       Please revise to remove the materiality qualifier.
       Please contact Eddie Kim at 202-551-8713 or Cara Wirth at 202-551-7127 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Shu Du, Esq